January 31, 2008

Mr. Samuel J. Cox
Chief Financial Officer
Citizens Bancshares Corporation
175 John Wesley Dobbs Avenue, N.E.
Atlanta, GA 30303

Re:

    Form 10-K for the fiscal year ended December 31, 2006
    File No. 001-14913

Dear Mr. Cox:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    Sincerely,

    Hugh West
    Branch Chief